                                                                       EXHIBIT 1

--------------------------------------------------------------------------------

THIRD QUARTER 2003
Quarterly Report to Shareholders

CONSOLIDATED RESULTS-AT-A-GLANCE

(unaudited)                                          Three months ended September 30     Nine months ended September 30
(millions of dollars except per share amounts)          2003               2002              2003              2002
-------------------------------------------------------------------  ----------------- ----------------- -----------------
NET INCOME
  Continuing operations
                                                               198                175               608               567
  Discontinued operations
                                                                50                  -                50                 -
                                                   ----------------  ----------------- ----------------- -----------------

                                                               248                175               658               567
                                                   ----------------  ----------------- ----------------- -----------------
                                                   ----------------  ----------------- ----------------- -----------------
NET INCOME PER SHARE - BASIC
  Continuing operations                                      $0.41              $0.37             $1.26             $1.19
  Discontinued operations
                                                              0.10                  -              0.10                 -
                                                   ----------------  ----------------- ----------------- -----------------
                                                             $0.51              $0.37             $1.36             $1.19
                                                   ----------------  ----------------- ----------------- -----------------
                                                   ----------------  ----------------- ----------------- -----------------


MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the accompanying unaudited consolidated financial statements of TransCanada Corporation (TransCanada or the company) for the nine months ended September 30, 2003 and the notes thereto.

RESULTS OF OPERATIONS

CONSOLIDATED

TransCanada's net income for third quarter 2003 was $248 million or $0.51 per share. This includes net income from discontinued operations which reflects the income recognition of $50 million or $0.10 per share of the initially deferred gain of approximately $100 million after tax relating to the 2001 disposition of the company's Gas Marketing business.

Net income from continuing operations (net earnings) for third quarter 2003 of $198 million or $0.41 per share, increased by $23 million or $0.04 per share, compared to $175 million or $0.37 per share for third quarter 2002. All segments of the company contributed to the increase. Higher net earnings from the Power business included $26 million after tax from TransCanada's investment in

THIRD QUARTER REPORT 2003
TRANSCANADA [2

Bruce Power L.P. (Bruce Power), partially offset by lower operating and other income from Power's Western Operations. Higher net earnings in the Transmission business were mainly due to TransCanada's $11 million share of future income tax benefits recognized by TransGas de Occidente, partially offset by lower net earnings from the Alberta System.

TransCanada's net income for the nine months ended September 30, 2003 was $658 million or $1.36 per share after reflecting net income from discontinued operations of $50 million or $0.10 per share, compared to $567 million or $1.19 per share for the comparable period in 2002.

TransCanada's net earnings for the nine months ended September 30, 2003 were $608 million or $1.26 per share compared to $567 million or $1.19 per share for the comparable period in 2002. The increase of $41 million or $0.07 per share in the first nine months of 2003 compared to the same period in 2002 was primarily due to higher net earnings from the Power business and lower net expenses in the Corporate segment, partially offset by lower net earnings from the Transmission segment.

The Power segment net earnings for the nine months ended September 30, 2003 included $66 million after tax from TransCanada's investment in Bruce Power which was acquired in February 2003 and a $19 million positive after-tax earnings impact of a June 2003 settlement with a former counterparty which defaulted in 2001 under power forward contracts. This amount represents the value of power forward contracts terminated at the time of the counterparty's default. These increases are partially offset by reduced operating and other income from the Northeastern U.S. Operations, combined with higher general, administrative and support costs.

The decrease in 2003 year-to-date net expenses in the Corporate segment compared to the same period in the prior year was primarily due to lower general and administrative expenses related to services that support discontinued operations, lower net interest costs and the positive impact of foreign exchange rates.

The lower net earnings in the Transmission segment for the nine months ended September 30, 2003 compared to the same period in the prior year were primarily due to the decline in the Alberta System's 2003 net earnings reflecting the one-year fixed revenue requirement settlement reached between TransCanada and its stakeholders in February 2003. In June 2002, TransCanada received the National Energy Board (NEB) decision on its Fair Return application (Fair Return decision) to determine the cost of capital to be included in the calculation of 2001 and 2002 final tolls on its Canadian Mainline. The results for the nine months

THIRD QUARTER REPORT 2003
TRANSCANADA [3

ended September 30, 2002 included after-tax income of $30 million representing the impact of the Fair Return decision for 2001 ($16 million) and nine months ended September 30, 2002 ($14 million). The results for the nine months ended September 30, 2002 also included TransCanada's $7 million share of a favourable ruling for Great Lakes related to Minnesota use tax paid in prior years.

Funds generated from continuing operations of $516 million for third quarter 2003 increased $49 million compared to third quarter 2002. Funds generated from continuing operations of $1,407 million for the nine months ended September 30, 2003 increased $47 million compared to the same period last year.

SEGMENT RESULTS-AT-A-GLANCE

(unaudited)                                         Three months ended September 30     Nine months ended September 30
(millions of dollars)                                   2003               2002             2003              2002
-------------------------------------------------------------------  ----------------- ---------------- -----------------
Transmission                                                   160                154              462               491
Power                                                           50                 35              176               116
Corporate                                                      (12)               (14)             (30)              (40)
                                                  -----------------  ----------------- ---------------- -----------------
   Continuing operations                                       198                175              608               567
   Discontinued operations                                      50                  -               50                 -
                                                  -----------------  ----------------- ---------------- -----------------
NET INCOME                                                     248                175              658               567
                                                  -----------------  ----------------- ---------------- -----------------
                                                  -----------------  ----------------- ---------------- -----------------

TRANSMISSION

The Transmission business generated net earnings of $160 million and $462 million for the three and nine months ended September 30, 2003, respectively, compared to $154 million and $491 million for the same periods in 2002.

THIRD QUARTER REPORT 2003
TRANSCANADA [4

TRANSMISSION RESULTS-AT-A-GLANCE

(unaudited)                                          Three months ended September 30   Nine months ended September 30
(millions of dollars)                                    2003             2002              2003             2002
------------------------------------------------------------------- -----------------  ---------------- ---------------
WHOLLY-OWNED PIPELINES
  Alberta System                                                50                56               136             158
  Canadian Mainline                                             73                72               215             232
  Foothills*                                                     5                 4                14              13
  BC System                                                      -                 1                 4               4
                                                    --------------- -----------------  ---------------- ---------------
                                                               128               133               369             407
                                                    --------------- -----------------  ---------------- ---------------
NORTH AMERICAN PIPELINE VENTURES
  Great Lakes                                                   10                13                38              49
  Iroquois                                                       4                 4                15              15
  TC PipeLines, LP                                               4                 4                11              12
  Portland                                                       -                 -                 7               2
  Ventures LP                                                    3                 2                 7               5
  Trans Quebec & Maritimes                                       2                 2                 6               6
  CrossAlta                                                      -                 2                 4               9
  TransGas de Occidente                                         13                 3                20               5
  Northern Development                                          (1)               (3)               (2)             (5)
  General, administrative, support and other                    (3)               (6)              (13)            (14)
                                                    --------------- -----------------  ---------------- ---------------
                                                                32                21                93              84
                                                    --------------- -----------------  ---------------- ---------------
Net earnings                                                   160               154               462             491
                                                    --------------- -----------------  ---------------- ---------------
                                                    --------------- -----------------  ---------------- ---------------

* The remaining interests in Foothills, previously not held by TransCanada, were acquired in August 2003. Amounts in this table reflect TransCanada's proportionate interest in Foothills' earnings prior to the acquisition and 100 per cent interest thereafter.


WHOLLY-OWNED PIPELINES

The Alberta System's net earnings of $50 million in third quarter 2003 decreased $6 million compared to $56 million in the same quarter of 2002. Net earnings of $136 million for the nine months ended September 30, 2003 decreased $22 million compared to the same period in 2002. The decrease is primarily due to lower earnings from the one-year 2003 Alberta System Revenue Requirement Settlement (the 2003 Settlement) reached in February 2003. The 2003 Settlement includes a fixed revenue requirement component, before non-routine adjustments, of $1.277 billion compared to $1.347 billion in 2002. The Alberta System's annual net earnings in 2003, initially expected to be approximately $40 million lower than 2002 annual net earnings of $214 million, are now expected to be approximately $30 million below 2002 net earnings. This improved outlook for 2003 net earnings is primarily attributable to lower financing and operating costs than initially anticipated.

THIRD QUARTER REPORT 2003
TRANSCANADA [5

The Canadian Mainline's net earnings have increased $1 million and decreased $17 million for the three and nine months ended September 30, 2003, respectively, when compared to the corresponding periods in 2002. The decrease in year-to-date 2003 net earnings as compared to net earnings in the same period in 2002 is mainly due to the NEB's Fair Return decision, which resulted in the recognition in June 2002 of $16 million of net earnings related to the year ended December 31, 2001. Net earnings in 2003 reflect an increase in the approved rate of return on common equity from 9.53 per cent in 2002 to 9.79 per cent in 2003, offset by a lower average investment base.

In December 2002, the NEB approved TransCanada's application to charge interim tolls for transportation service, effective January 1, 2003. In August 2003, the NEB approved interim tolls that the company will charge for the period September 1, 2003 to December 31, 2003. The NEB ordered that tolls will remain interim pending a decision from the Federal Court of Appeal on TransCanada's Fair Return Review and Variance Application.

On August 15, 2003, TransCanada acquired the remaining interests of Foothills Pipe Lines Ltd. (Foothills) and its subsidiaries from Duke Energy Gas Transmission (Duke) for $259 million, including assumption of $154 million of Duke's proportionate share of Foothills' corporate debt. The net earnings prior to the acquisition reflect TransCanada's previous interests in Foothills. Prior to the acquisition, TransCanada directly and indirectly owned 50 per cent of Foothills, 69.5 per cent of Foothills (Sask.), 74.5 per cent of Foothills (Alta.) and 74.5 per cent of Foothills (South B.C.).

OPERATING STATISTICS

Nine months ended September 30                  Alberta            Canadian                                BC
(unaudited)                                     System*           Mainline**      Foothills***           System
---------------------------------------  ------------------- ------------------- ----------------  -------------------
                                           2003     2002       2003      2002     2003    2002         2003     2002
                                         ------------------- ------------------- ----------------  -------------------

Average investment base ($ millions)        4,909     5,089      8,601    8,909      742     ***        237       204
Delivery volumes (Bcf)
    Total                                   2,893     3,076      1,990    1,950      813     ***        227       270
    Average per day                          10.6      11.3        7.3      7.1      3.0     ***        0.8       1.0
----------------------------------------------------------------------------------------------------------------------

* Field receipt volumes for the Alberta System for the nine months ended September 30, 2003 were 2,926 Bcf (2002 - 3,094 Bcf); average per day was
10.7 Bcf (2002 - 11.3 Bcf).
** Canadian Mainline deliveries originating at the Alberta border and in Saskatchewan for the nine months ended September 30, 2003 were 1,572 Bcf (2002 - 1,665 Bcf); average per day was 5.8 Bcf (2002 - 6.1 Bcf).
*** The remaining interests in Foothills were acquired in August 2003. The year-to-date 2003 delivery volumes in the table represent 100 per cent of Foothills.

THIRD QUARTER REPORT 2003
TRANSCANADA [6

NORTH AMERICAN PIPELINE VENTURES

TransCanada's proportionate share of net earnings from its other Transmission businesses was $32 million and $93 million for the three and nine months ended September 30, 2003, respectively.

Net earnings for third quarter 2003 were $11 million higher than the same quarter in 2002 primarily as a result of TranCanada's $11 million share of future income tax benefits recognized by TransGas de Occidente. In addition, there were higher operating earnings from Ventures LP, and lower spending on Northern Development. These increases were partially offset by lower contributions from CrossAlta, higher operating costs in Great Lakes and the impact of a weaker U.S. dollar.

The 2002 year-to-date results included TransCanada's $7 million share of a favourable ruling for Great Lakes related to Minnesota use tax paid in prior years. Excluding the impact of the Great Lakes ruling in 2002, net earnings for the nine months ended September 30, 2003 increased $16 million compared to the same period in 2002. TransCanada's share of Portland's net earnings has increased $5 million for the nine months ended September 30, 2003 compared to the same period in 2002, primarily as a result of a rate settlement in early 2003 and a subsequent positive depreciation adjustment related to 2002 and recorded by TransCanada in 2003. In addition, earnings from TransGas de Occidente were higher as a result of higher contractual tolls and recognition of future income tax benefits. These increases were offset by lower earnings from CrossAlta and a weaker U.S. dollar.

THIRD QUARTER REPORT 2003
TRANSCANADA [7

POWER

POWER RESULTS-AT-A-GLANCE

(unaudited)                                             Three months ended September 30   Nine months ended September 30
(millions of dollars)                                       2003              2002             2003             2002
-----------------------------------------------------------------------  ---------------  ---------------  ---------------
Western operations                                                  26               40              129              101
Northeastern U.S. operations                                        30               27               91              114
Bruce Power L.P. investment                                         38                -               92                -
Power LP investment                                                  8                9               26               27
General, administrative and support costs                          (23)             (17)             (66)             (48)
                                                       ----------------  ---------------  ---------------  ---------------
Operating and other income                                          79               59              272              194
Financial charges                                                   (2)              (3)              (8)              (9)
Income taxes                                                       (27)             (21)             (88)             (69)
                                                       ----------------  ---------------  ---------------  ---------------
Net earnings                                                        50               35              176              116
                                                       ----------------  ---------------  ---------------  ---------------
                                                       ----------------  ---------------  ---------------  ---------------

Power's net earnings of $50 million in third quarter 2003 increased $15 million compared to $35 million in third quarter 2002. Earnings from the recently acquired interest in Bruce Power was the primary reason for the increase. Partially offsetting this increase was a lower contribution from Western Operations and higher general, administrative and support costs.

Net earnings of $176 million for the nine months ended September 30, 2003 were $60 million higher when compared to the same period in 2002. Bruce Power earnings, a settlement in second quarter 2003 in Western Operations for the value of power forward contracts terminated with a former counterparty and the addition of the ManChief plant in late 2002 were the primary reasons for the increase. Partially offsetting the increase were lower earnings from the Northeastern U.S. Operations and higher general, administrative and support costs.

WESTERN OPERATIONS

Operating and other income in Western Operations for the three months ended September 30, 2003 of $26 million was $14 million lower compared to the same period in 2002. The decrease is due to lower prices achieved on power sales as well as higher cost of natural gas fuel at the carbon black facility in southern Alberta in 2003, partially offset by contribution from the ManChief plant.

Operating and other income in Western Operations for the nine months ended September 30, 2003 of $129 million was $28 million higher compared to the same period in 2002, mainly due to a $31 million pre-tax ($19 million after tax) positive earnings impact related to a June 2003 settlement with a former counterparty which defaulted in 2001 under power forward contracts. The ManChief acquisition in 2002 also contributed to higher operating income. Partially offsetting these increases were the effects in 2003 of lower prices achieved on the overall sale of power and

THIRD QUARTER REPORT 2003
TRANSCANADA [8

higher cost of natural gas fuel at the carbon black facility.

NORTHEASTERN U.S. OPERATIONS

Operating and other income in Northeastern U.S. Operations of $30 million for the three months ended September 30, 2003 increased $3 million compared to the same period in 2002 primarily due to increased water flows through the Curtis Palmer hydroelectric facility.

Operating and other income in Northeastern U.S. Operations of $91 million for the nine months ended September 30, 2003 decreased $23 million compared to the same period in 2002 primarily due to the higher cost of natural gas fuel at Ocean State Power (OSP) resulting from an arbitration process, fewer market opportunities in the first half of 2003 than in 2002 and the unfavourable impact of a weaker U.S. dollar. OSP is currently in discussions with its natural gas fuel supplier regarding changes to the price of its fuel supply.

BRUCE POWER L.P. INVESTMENT

BRUCE POWER L.P. (100 PER CENT BASIS)

(unaudited)                                                              Three months ended     Nine months ended
(millions of dollars)                                                    September 30, 2003     September 30, 2003
-------------------------------------------------------------------------------------------- ----------------------
Revenues                                                                                297                    939
Operating expenses                                                                      196                    599
                                                                       --------------------- ----------------------
Operating income                                                                        101                    340
Financial charges                                                                        17                     49
                                                                       --------------------- ----------------------
Income before income taxes                                                               84                    291
                                                                       --------------------- ----------------------
                                                                       --------------------- ----------------------

TransCanada's interest in Bruce Power income before income taxes*                        27                     66
Adjustments**                                                                            11                     26
                                                                       --------------------- ----------------------
TransCanada's income from Bruce Power before income taxes                                38                     92
                                                                       --------------------- ----------------------
                                                                       --------------------- ----------------------

* TransCanada acquired its interest in Bruce Power on February 14, 2003. Bruce Power's 100 per cent income before income taxes from February 14 to September 30, 2003 was $210 million.
** See Note 7 to the September 30, 2003 financial statements for an explanation of the purchase price amortizations.

Bruce Power contributed $38 million of pre-tax equity income in third quarter 2003 compared to $16 million in second quarter 2003. The increase reflected higher output compared to the second quarter 2003 when one of the Bruce B units was on a planned maintenance outage for almost the entire second quarter. Overall prices achieved during third quarter 2003 were $45 per megawatt hour
(MWh) which is consistent with second quarter 2003. The average price achieved for the nine months ended September 30, 2003 was approximately $49 per MWh. Approximately 34 per cent of the output was sold into Ontario's wholesale spot market in third

THIRD QUARTER REPORT 2003
TRANSCANADA [9

quarter 2003 with the remainder being sold under longer term contracts.

TransCanada's share of power output for third quarter 2003 was 2,041 gigawatt hours (GWh) compared to 1,681 GWh in second quarter 2003. The Bruce B units ran at an average availability of 94 per cent for third quarter 2003. The average availability during TransCanada's period of ownership ending September 30, 2003 was 88 per cent.

On October 7, 2003, Bruce A Unit 4 began producing electricity to the Ontario electricity grid. After performing and evaluating tests of the shutdown system, Bruce A Unit 4 is expected to reconnect to the grid and will begin ramping up to full power. Bruce Power is also working towards the removal of the Canadian Nuclear Safety Commission shutdown guarantees on Bruce A Unit 3. Following the removal of the shutdown guarantees, Bruce A Unit 3 will undergo similar commissioning tests and procedures as with Bruce A Unit 4. The cumulative restart cost incurred by Bruce Power to the end of September 2003 for the two Bruce A units was approximately $688 million. Bruce Power has incurred approximately $315 million on the two unit restart program in the first nine months of 2003 of which $80 million was incurred in third quarter 2003. TransCanada has a 31.6 per cent interest in Bruce Power.

Equity income from Bruce Power is directly impacted by fluctuations in wholesale spot market prices for electricity as well as overall plant availability, which in turn, is impacted by scheduled and unscheduled maintenance. Bruce B Unit 8 began scheduled maintenance on September 20, 2003 which is expected to continue into the middle of fourth quarter 2003. To reduce its exposure to spot market prices, Bruce Power has entered into fixed price sales contracts for approximately 1,850 megawatts (MW) of output for the remainder of 2003.

POWER LP INVESTMENT

Operating and other income of $8 million and $26 million for the three and nine months ended September 30, 2003, was consistent with the same periods in 2002.

GENERAL, ADMINISTRATIVE AND SUPPORT COSTS

General, administrative and support costs for the three and nine months ended September 30, 2003 increased $6 million and $18 million, respectively, compared to the same periods in 2002, mainly reflecting higher support costs as part of the company's continued investment in Power.

THIRD QUARTER REPORT 2003
TRANSCANADA [10

POWER SALES VOLUMES*

(unaudited)                                        Three months ended September 30   Nine months ended September 30
(GWh)                                                  2003             2002             2003             2002
------------------------------------------------  --------------------------------- ---------------------------------
Western operations                                          3,068            2,876           9,324             9,201
Northeastern U.S. operations                                1,719            1,542           5,112             4,117
Bruce Power L.P. investment**                               2,041              n/a           4,809               n/a
Power LP investment                                           582              651           1,604             1,779
                                                  ---------------- ---------------- ---------------  ----------------
Total                                                       7,410            5,069          20,849            15,097
                                                  ---------------- ---------------- ---------------  ----------------
                                                  ---------------- ---------------- ---------------  ----------------

* Power sales volumes include TransCanada's share of Bruce Power L.P. output (31.6 per cent) and the Sundance B power purchase arrangement (50 per cent).
** Acquired in February 2003. Sales volumes reflect TransCanada's share for the period February 14, 2003 to September 30, 2003.

WEIGHTED AVERAGE PLANT AVAILABILITY*

                                               Three months ended September 30      Nine months ended September 30
(unaudited)                                        2003              2002              2003               2002
-------------------------------------------- ----------------------------------  -------------------------------------
Western operations                                        91%              98%                93%                 97%
Northeastern U.S. operations                              99%              99%                92%                 99%
Bruce Power L.P. investment**                             94%              n/a                88%                 n/a
Power LP investment                                       99%              98%                95%                 94%
All plants                                                96%              99%                91%                 97%
-------------------------------------------------------------------------------  -------------------------------------
-------------------------------------------------------------------------------  -------------------------------------

* Plant availability is reduced by planned and unplanned outages.
** Acquired in February 2003. TransCanada's availability reflects the period February 14, 2003 to September 30, 2003 and refers only to the Bruce B units.

CORPORATE

Net expenses were $12 million and $14 million for the three months ended September 30, 2003 and 2002, respectively. This $2 million decrease in net expenses for third quarter 2003 is mainly due to lower general and administrative expenses related to services that support discontinued operations.

Net expenses were $30 million for the nine months ended September 30, 2003 compared to $40 million for the same period in 2002. This $10 million decrease is primarily due to lower general and administrative expenses related to services that support discontinued operations, lower net interest costs and the positive impact of foreign exchange rates compared to the same period in the prior year.

DISCONTINUED OPERATIONS

The Board of Directors approved a plan in July 2001 to dispose of the company's Gas Marketing business. The company's exit from Gas Marketing was substantially completed by December 31, 2001. The company mitigated its exposures associated with the contingent liabilities related to the divested gas marketing operations by obtaining from a subsidiary of Mirant Corporation (Mirant) certain remaining contracts in June and July 2003, and simultaneously

THIRD QUARTER REPORT 2003
TRANSCANADA [11

hedging the market price exposures of these contracts. The company remains contingently liable for certain residual obligations.

At September 30, 2003, TransCanada reviewed the provision for loss on discontinued operations and the deferred gain, taking into consideration the impacts of Mirant's filing for bankruptcy protection in July 2003 and the mitigation of the contingent liabilities referred to above. As a result of this review, $50 million of the original approximately $100 million after-tax deferred gain was recognized in income in third quarter 2003. In addition, TransCanada concluded that the remaining provision was adequate, and the deferral of the remaining approximately $50 million of deferred after-tax gains related to the divested Gas Marketing business was appropriate.

LIQUIDITY AND CAPITAL RESOURCES

FUNDS GENERATED FROM OPERATIONS

Funds generated from continuing operations were $516 million and $1,407 million for the three and nine months ended September 30, 2003, respectively, compared with $467 and $1,360 million for the same periods in 2002.

TransCanada expects that its ability to generate sufficient amounts of cash in the short term and the long term when needed, and to maintain financial capacity and flexibility to provide for planned growth is adequate and remains substantially unchanged since December 31, 2002.

INVESTING ACTIVITIES

In the three and nine months ended September 30, 2003, capital expenditures, excluding acquisitions, totalled $81 million (2002 - $182 million) and $264 million (2002 - $397 million), respectively, and related primarily to Iroquois' ongoing Eastchester Expansion project into New York City, maintenance and capacity capital in wholly-owned pipelines and ongoing construction of the MacKay River power plant in Alberta.

Acquisitions for the nine months ended September 30, 2003 totalled $547 million (2002 - $19 million) and were primarily comprised of:

- in third quarter 2003, the acquisition of the remaining interests in Foothills for approximately $105 million,

- in third quarter 2003, the increase in interest in Portland Natural Gas Transmission System (PNGTS) to 43.42 per cent for approximately US$19.3 million, and

- in first quarter 2003, the acquisition of a 31.6 per cent interest in Bruce Power for approximately $409 million including closing adjustments.

In addition, TransCanada assumed $154 million of debt on the Foothills acquisition.

THIRD QUARTER REPORT 2003
TRANSCANADA [12

FINANCING ACTIVITIES

TransCanada used a portion of its cash resources to fund long-term debt maturities of $386 million in the nine months ended September 30, 2003. In June 2003, the company issued US$350 million of ten year notes bearing interest at
4.00 per cent. For the nine months ended September 30, 2003, outstanding notes payable increased by $279 million, while cash and short-term investments also increased by $195 million.

In July 2003, TransCanada redeemed all of its outstanding US$160 million, 8.75 per cent Junior Subordinated Debentures, also known as Cumulative Trust Originated Preferred Securities. Holders of these debentures received US$25.0122 per US$25.00 of the principal amount, which included accrued and unpaid interest to the redemption date.

DIVIDENDS

On October 28, 2003, TransCanada's Board of Directors declared a quarterly dividend of $0.27 per share for the quarter ending December 31, 2003 on the outstanding common shares. This is the 160th consecutive quarterly dividend paid by TransCanada and its subsidiary on its common shares, and is payable on January 30, 2004 to shareholders of record at the close of business on December 31, 2003.

RISK MANAGEMENT

With respect to continuing operations, TransCanada's market, financial and counterparty risks remain substantially unchanged since December 31, 2002. See explanation for discontinued operations' risk management activity under Results of Operations - Discontinued Operations. For further information on risks, refer to Management's Discussion and Analysis in TransCanada PipeLines Limited's 2002 Annual Report.

The processes within TransCanada's risk management function are designed to ensure that risks are properly identified, quantified, reported and managed. Risk management strategies, policies and limits are designed to ensure TransCanada's risk-taking is consistent with its business objectives and risk tolerance. Risks are managed within limits ultimately established by the Board of Directors and implemented by senior management, monitored by risk management personnel and audited by internal audit personnel.

TransCanada manages market and financial risk exposures in accordance with its corporate market risk policy and position limits. The company's primary market risks result from volatility in commodity prices, interest rates and foreign currency exchange rates. TransCanada's counterparty risk exposure results from the

THIRD QUARTER REPORT 2003
TRANSCANADA [13

failure of a counterparty to meet its contractual financial obligations, and is managed in accordance with its corporate counterparty risk policy.

CONTROLS AND PROCEDURES

As of the end of the period covered by this quarterly report, TransCanada's management together with TransCanada's President and Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the company's disclosure controls and procedures. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer of TransCanada have concluded that the disclosure controls and procedures are effective.

There were no changes in TransCanada's internal control over financial reporting during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect TransCanada's internal control over financial reporting.

CRITICAL ACCOUNTING POLICY

TransCanada's critical accounting policy, which remains unchanged since December 31, 2002, is the use of regulatory accounting for its regulated operations. For further information on this critical accounting policy, refer to Management's Discussion and Analysis in TransCanada PipeLines Limited's 2002 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the company's consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. TransCanada's critical accounting estimates from December 31, 2002 continue to be depreciation expense and certain deferred after-tax gains and remaining obligations related to the Gas Marketing business. For further information on these critical accounting estimates, refer to Results of Operations - Discontinued Operations and to Management's Discussion and Analysis in TransCanada PipeLines Limited's 2002 Annual Report.

OUTLOOK

The company expects higher Power net earnings in 2003 than originally anticipated as a result of the contribution from Bruce Power and the settlement with a former counterparty. The outlook for the Alberta System has improved since December 2002 as

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THIRD QUARTER REPORT 2003
TRANSCANADA [14

discussed under Results of Operations in the Transmission segment. The outlook for the company's other segments remains relatively unchanged since December 31, 2002. For further information on outlook, refer to Management's Discussion and Analysis in TransCanada PipeLines Limited's 2002 Annual Report.

The company's net earnings and cash flow combined with a strong balance sheet continue to provide the financial flexibility for TransCanada to make disciplined investments in its core businesses of Transmission and Power. The strengthening of the Canadian dollar compared to the U.S. dollar in 2003 has not and is not expected to significantly impact TransCanada's consolidated financial results. Credit ratings on TransCanada PipeLines Limited's senior unsecured debt assigned by Dominion Bond Rating Service Limited (DBRS), Moody's Investors Service (Moody's) and Standard & Poor's are currently A, A2 and A-, respectively. DBRS and Moody's both maintain a `stable' outlook on their ratings and Standard & Poor's maintains a 'negative' outlook on its rating.

OTHER RECENT DEVELOPMENTS

TRANSMISSION

WHOLLY-OWNED PIPELINES

ALBERTA SYSTEM

In July 2003, TransCanada, along with other utilities, filed evidence in the Generic Cost of Capital Proceeding with the Alberta Energy and Utilities Board
(EUB). TransCanada has requested a return on capital of 11 per cent based on a deemed common equity of 40 per cent in its Generic Cost of Capital Application. The EUB expects to adopt a standardized approach to determining the rate of return and capital structure for all utilities under its jurisdiction at the conclusion of this proceeding. This hearing is scheduled to commence on November 12, 2003.

In September 2003, TransCanada filed with the EUB the first phase of the 2004 General Rate Application (GRA), consisting of evidence in support of the applied for rate base and revenue requirement. In the GRA, the company applied for a composite depreciation rate


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THIRD QUARTER REPORT 2003
TRANSCANADA [15

of 4.13 per cent compared to the current depreciation rate of 4.00 per cent. An EUB hearing to consider the 2004 GRA Phase One application is scheduled to commence on March 16, 2004 in Calgary. Phase Two of the application, dealing primarily with rate design and services, is expected to be filed with the EUB on November 14, 2003.

CANADIAN MAINLINE

In July 2003, the NEB issued its decision on TransCanada's 2003 Mainline Tolls Application. In this decision, the NEB approved all key components of the application including an increase in the composite depreciation rate from 2.89 per cent to 3.42 per cent, introduction of a new tolling zone in southwestern Ontario, an increase to the Interruptible Transportation bid floor price and continuation of the Fuel Gas Incentive Program. The rates included in this decision are still considered interim pending the disposition of TransCanada's appeal to the Federal Court of Appeal regarding the NEB's Review and Variance (RH-R-1-2002) decision.

In July 2003, TransCanada filed a notice of appeal with the Federal Court of Appeal and served notice of appeal on interested parties of the Review and Variance application. The case is expected to be heard in an oral hearing late this year or in the first quarter of 2004.

FOOTHILLS

In August 2003, TransCanada completed its purchase of the remaining interests of Foothills and its subsidiaries from Duke for $259 million, including assumption of $154 million of Duke's proportionate share of Foothills' corporate debt. As a result, TransCanada now owns 100 per cent of Foothills and its subsidiaries. Foothills and its subsidiaries hold the certificates to build the Canadian portion of the Alaska Highway Project which would bring Prudhoe Bay natural gas from Alaska to markets in Canada and the United States. The "prebuild" portion of this project has been operating for more than 20 years, moving Alberta gas to U.S. markets in advance of flows from Alaska. Subsidiaries of Foothills and TransCanada also hold certificates to build the Alaskan section of this project.

NORTH AMERICAN PIPELINE VENTURES

PORTLAND

In third quarter 2003, TransCanada exercised its contractual right to increase its ownership interest in PNGTS to 43.42 per cent from 33.29 per cent. On September 29, 2003, the additional interest was purchased from DTE East Coast Pipelines Company for

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THIRD QUARTER REPORT 2003
TRANSCANADA [16

approximately US$47.1 million, including approximately US$27.8 million of assumed debt.

On October 18, 2003, TransCanada entered into an agreement to acquire El Paso Corporation's (El Paso) 29.64 per cent interest in PNGTS for approximately US$137.2 million, including approximately US$80.7 million of assumed debt. The transaction is expected to be completed by the end of this year and is subject to the satisfaction of various closing conditions including the right of first offer provisions.

Under the terms of the PNGTS partnership agreement, the other PNGTS partner, Gaz Metropolitain and Company, Limited Partnership (Gaz Metropolitain), has the right to acquire its pro rata share of El Paso's offered interest. This right is exercisable for a period of thirty days after receipt of formal notice from El Paso. Should this right of first offer not be exercised, TransCanada's interest in Portland will increase to 73.06 per cent from 43.42 per cent. Should Gaz Metropolitain's right of first offer be exercised, TransCanada's total interest will increase to 61.71 per cent. The purchase price paid by TransCanada would be reduced proportionately.

PNGTS operates a 471 kilometre, 220 million cubic feet per day interstate natural gas pipeline which connects with the Trans Quebec & Maritimes Pipeline (50 per cent owned by TransCanada) near Pittsburg, New Hampshire.

IROQUOIS

The Eastchester expansion project is experiencing construction delays, which has resulted in a postponement of the expected in-service date.

LIQUEFIED NATURAL GAS

In September 2003, TransCanada and ConocoPhillips Company announced the Fairwinds partnership to jointly evaluate a site in Harpswell, Maine for the development of a liquefied natural gas (LNG) regasification facility. The residents of the Town of Harpswell have been asked to vote on leasing a town-owned site for the facility. If leasing of the site is approved and necessary regulatory approvals are subsequently received, construction of the LNG facility could begin in 2006 with the facility becoming operational in 2009. Natural gas from the LNG facility would be delivered by pipeline to markets in the northeast U.S.

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THIRD QUARTER REPORT 2003
TRANSCANADA [17

POWER

In August 2003, TransCanada successfully commenced operations under a fee for service power purchase arrangement with the Ontario government through the Ontario Electricity Financial Corporation (OEFC). Under the agreement, TransCanada will supply 110 MW from a temporary facility adjacent to the Canadian Mainline near Cobourg, Ontario, for a period ending as early as December 31, 2003. The OEFC retains an option to extend the service contract until April 30, 2004. The Cobourg facility was fully functional and in-service August 10, 2003.

A power blackout affecting much of Ontario and the northeastern U.S. on August 14, 2003 created unplanned outages for some of TransCanada's power plants. Most facilities were brought back on-line within hours and TransCanada was also able to deliver additional power to the Ontario market through its Cobourg facility. This power blackout did not have a material impact on TransCanada's net earnings.

On October 24, 2003, TransCanada and Grandview Cogeneration Corporation, an affiliate of Irving Oil Limited (Irving), announced an agreement to build a 90 MW natural gas-fired cogeneration power plant in Saint John, New Brunswick at an estimated capital cost of $85 million. This cogeneration facility will be developed and owned by TransCanada. Under a 20 year tolling arrangement, Irving will provide fuel for the plant and contract for 100 per cent of the plant's heat and electricity output. Pending regulatory approvals, construction of the plant is expected to begin in November 2003 with an anticipated in-service date by the end of 2004.

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                           FORWARD-LOOKING INFORMATION

Certain information in this quarterly report is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the prevailing economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.